UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________

Commission file number: 1-16681

EMPLOYEES' PROFIT SHARING AND SALARY

DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

(Full title and address of the plan)

THE LACLEDE GROUP, INC.

(Missouri corporation)

720 Olive Street

Saint Louis, Missouri 63101

314-342-0500

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive offices)

Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc.

Financial Statements as of and for the

Years Ended December 31, 2006 and 2005, Supplemental Schedule as of

December 31, 2006, and

Report of Independent Registered

Public Accounting Firm

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM – BKD LLP	1

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM – DELOITTE AND TOUCHE LLP	2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006 -

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	10

Exhibits	11

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

Employees’ Profit Sharing and Salary Deferral

Plan of SM&P Utility Resources, Inc.

Carmel, Indiana

We have audited the accompanying statement of net assets available for benefits of Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. as of and for the year ended December 31, 2005, were audited by other accountants whose report dated June 27, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2006 basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 25, 2007

Federal Employer Identification Number: 44-0160260

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of the

Employees’ Profit Sharing and Salary Deferral Plan of

SM&P Utility Resources, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the “Plan”) as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

June 27, 2006

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments:
Mutual funds	$12,779,093	$11,463,348
Fixed income	3,328,257	3,221,717
Common stock	788,832	469,703
Participant loans	1,028,966	845,170
Total investments	17,925,148	15,999,938

Receivables:
Participant contributions	65,156	68,254
Employer contributions	616,952	654,731
Total receivables	682,108	722,985

NET ASSETS AVAILABLE FOR BENEFITS	$18,607,256	$16,722,923

See Notes to Financial Statements.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Interest	$193,069	$203,418
Dividends	28,297	22,921
Net appreciation in fair value of investments	1,038,482	343,735
Total investment income	1,259,848	570,074

Contributions:
Participant	1,638,763	1,665,048
Employer	616,952	654,731
Rollovers	119,459	226,003
Total contributions	2,375,174	2,545,782

Total additions	3,635,022	3,115,856

DEDUCTIONS:
Benefits paid to participants	1,749,679	1,062,068
Administrative expenses	1,010	231
Total deductions	1,750,689	1,062,299

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,884,333	2,053,557

NET ASSETS AVAILABLE FOR BENEFITS – Beginning of year	16,722,923	14,669,366

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$18,607,256	$16,722,923

See Notes to Financial Statements.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF PLAN

General—The following description of the Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the “Plan”) is provided for general information purposes only. For more complete information, participants should refer to the Plan Document and Summary Plan Description, which are available from the Plan Administrator. The Plan was established effective July 1, 1987. The Plan is a defined contribution plan, which covers employees of SM&P Utility Resources, Inc. (the “Company”), a wholly-owned subsidiary of The Laclede Group, Inc. (“Group”), who are not represented by a collective bargaining agreement, provided they meet the prescribed eligibility requirements. Certain employees of the Company act as trustees (the “Trustees”) of the Plan and control and manage the operation of the Plan. American United Life Insurance Company (“AUL” or “Custodian”) serves as the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation or Eligibility—All full-time employees of the Company who are not represented by a collective bargaining agreement and have attained age 20-1/2 years and completed six months of service, as defined by the Plan document, are eligible to participate.

Contributions—Under the Plan, eligible participants may elect a salary deferral of 1% to 75% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.

The Company may make discretionary matching contributions from its net profits that are allocated to each eligible participant’s account based upon the participant’s salary deferral amount. For the years ended December 31, 2006 and 2005, the Company elected to make matching contributions equal to 50% of each participant’s salary deferral amount. The Company’s matching contribution is up to a maximum of 3% of the participant’s compensation. The Company may make additional discretionary contributions that are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts. No additional discretionary contributions were made during the 2006 and 2005 Plan years.

Rollovers From Other Qualified Employer Plans—The Plan allows for employees to transfer other qualified employer retirement plan assets to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. In addition to the employee and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—There are twenty-two investment alternatives available for the investment of contributions to the Plan. Participants direct the investment of their contributions and Company matching contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions and Company matching contributions among the funds. The investment funds consist of mutual, bond, and equity funds offered by the Plan.

Vesting—Participants are immediately vested in their contributions and actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A Participant is fully vested after five years of continuous service. The non-vested balance is forfeited upon termination of service. Forfeitures are used to reduce Company contributions.

Payment of Benefits—Upon retirement or termination of service, distributions from the plan are paid out in a lump sum. At December 31, 2006 and 2005, plan assets include $4,815 and $0, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid. Benefit payments to participants are recorded upon distribution.

Hardship Withdrawals—Participants may request withdrawals of their vested account balance if they satisfy hardship requirements established by the Plan Administrator in accordance with Internal Revenue Service (“IRS”) guidelines.

Participant Loans—A participant may borrow from his or her fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance. The repayment period may not exceed five years unless the loan is used to purchase the participant’s primary residence, subject to certain restrictions. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee. Principal and interest is paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition—The Plan’s investments in the various funds are stated at the market value of the underlying assets, which are determined by the Custodian. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Reclassifications—Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	INVESTMENTS

As of December 31, 2006 and 2005, investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2006	2005

AUL Fixed Interest Investment Fund	$3,328,257	$3,221,717
Fidelity (VIP) Growth Fund	1,921,934	2,007,427
SSGA S&P 500 Flagship Fund	1,832,864	1,538,705
OneAmerica Money Market Fund	1,766,913	1,763,562
American Century Ultra Fund	1,375,930	1,503,834
OneAmerica Asset Director Fund	1,360,317	-
OneAmerica Investment Grade Bond Fund	1,085,610	958,902
Fidelity (VIP) Asset Manager Fund	-	1,143,496
Participant Loans	1,028,966	845,170

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$945,891	$377,697
Common stock	92,591	(33,962)
Net appreciation of investments	$1,038,482	$343,735

Interest and dividends realized in the Plan’s investments for the years ended 2006 and 2005 were $221,366 and $226,339, respectively.

4.	PARTY-IN-INTEREST

The Plan invests in certain funds offered by the Custodian. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2006, are disclosed on the Supplemental Schedule of Assets (Held at End of Year).

At December 31, 2006 and 2005, the Plan held 434,468 units and 319,571 units, respectively, of common stock of the Group, with fair value of $788,832 and $469,703, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $28,297 and $22,921 respectively, and net appreciation (depreciation) in fair value of $92,591 and $(33,962), respectively, from common stock of the Group.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan obtained its latest determination letter on December 9, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s Tax Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or	Description of		Current
	Similar Party	Investment	Cost**	Value

*	AUL Fixed Interest Investment Fund	Fixed Income		$3,328,257

	Fidelity (VIP) Growth Fund	Mutual Funds		1,921,934
	SSgA S&P 500 Flagship Fund			1,832,864
*	OneAmerica Money Market Fund			1,766,913
	American Century Ultra Fund			1,375,930
*	OneAmerica Asset Director Fund			1,360,317
*	OneAmerica Investment Grade Bond Fund			1,085,610
	Alger American Leveraged Allcap Fund			748,614
	American Century Income & Growth Fund			558,734
*	OneAmerica Value Fund			475,510
	American Funds Europacific Growth Fund			474,598
	SSgA MSCI Eafe Index Strategy Fund			330,860
	Fidelity (VIP) High Income Fund			249,762
	Vanguard Explorer Fund			210,768
	Russell Lifepoints Equity Fund			116,210
	MFS Value Fund			104,662
	Russell Lifepoints Balanced Fund			70,517
	Russell Lifepoints Growth Fund			65,051
	Russell Lifepoints Conservative Fund			15,617
	Russell Lifepoints Moderate Fund			14,013
	Calvert Income Fund			608
		Total Mutual Funds		12,779,093

*	The Laclede Group, Inc.	Common Stock		788,832

*	Various participants	Participant loans,
		rates from 5.0% to
		9.25%, maturities
		through August 2036		1,028,966
				$17,925,148

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
(Registrant)

Date:	June 27, 2007	BY:	/s/ James A. Muhl
James A. Muhl
Trustee

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm – BKD LLP Consent of Independent Registered Public Accounting Firm – Deloitte and Touche LLP